GALIANO GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024 and 2023

(Expressed in United States dollars)

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management as of August 8, 2024 and should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the notes thereto for the three and six months ended June 30, 2024 and 2023, the audited consolidated annual financial statements and the notes thereto for the year ended December 31, 2023 and the related MD&A. The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Galiano was incorporated on September 23, 1999, under the Business Corporations Act of British Columbia, Canada.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's website: www.galianogold.com.

All dollar amounts herein are expressed in United States dollars ("US dollars") unless otherwise stated. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

1. Second quarter ("Q2") 2024 highlights

1.1 Key Metrics of the Asanko Gold Mine ("AGM")

The Company completed the acquisition of Gold Fields Limited's ("Gold Fields") 45% interest in the AGM joint venture (the "Acquisition") on March 4, 2024 and as of that date, the operational and financial results of the AGM have been consolidated into the Company's results. To enable a comprehensive understanding of the operational performance at the mine asset level, year-to-date highlights for the AGM below are presented on a 100% basis for the entire six months ended June 30, 2024.

  Safety: There were no lost-time injuries ("LTI"), nor total recordable injuries ("TRI"), recorded during the second quarter. The 12‐month rolling LTI and TRI frequency rates as of June 30, 2024 were 0.15 and 0.60 per million employee hours worked, respectively.
  Reserve growth at Abore: Following successful 2023 and early 2024 infill drilling programs at Abore, a significant increase to the Abore Mineral Reserve estimate was completed effective June 30, 2024, which will provide mine life extension at the AGM. The Abore Probable Mineral Reserve estimate increased by 151,000 ounces (45%) to 485,000 ounces compared to the 2023 Technical Report (as defined herein).
  Production performance: Gold production of 26,437 ounces during the second quarter and 56,823 ounces year-to-date. Gold production during the quarter was impacted by challenging ground conditions in the upper portion of the Abore pit and heavy seasonal rainfall in Ghana, which impacted fresh ore delivery to the mill such that a greater proportion of lower grade stockpiles were processed than originally planned. Lower throughput resulting from harder material processed also affected production levels.
  Milling performance: Achieved mill throughput of 1.3 Mt of ore at a grade of 0.7 g/t during the second quarter, with metallurgical recovery averaging 82%. Mill throughput during the quarter was 9% lower than the first quarter of 2024 due to processing harder ore both mined from Abore and stockpiled material that was previously mined from Nkran. Engineering and early earthworks for the installation of a permanent secondary crusher continued during the quarter and is expected to be completed in the first half of 2025. This circuit upgrade will maintain plant throughout at 5.8 Mtpa when treating harder ore.
  Cost performance: Total cash costs1 of $1,271 per gold ounce ("/oz") and all-in sustaining costs1 ("AISC") of $1,759/oz for the three months ended June 30, 2024.  Year-to-date AISC1 of $1,777/oz.
  Revised 2024 guidance: Due to the slower than expected ramp-up in mining, coupled with temporary lower mill throughput, the Company is revising full year production guidance from between 140,000 to 160,000 ounces to between 120,000 and 130,000 ounces. Operating costs are estimated to be in line with previous expectations, however AISC1 guidance per gold ounce sold for 2024 is being revised from between $1,600/oz to $1,750/oz to between $1,975/oz and $2,075/oz. This increase is due to lower expected gold production coupled with investments in additional stripping at Abore.
  Cash flow generation: Generated positive cash flow from operations of $9.2 million, with Free Cash Flow1 negative at $4.5 million during the second quarter due to investments in waste stripping at the Abore deposit.
  Financial performance: Gold revenue of $63.8 million generated from 27,830 gold ounces sold at an average realized price of $2,292/oz during the second quarter. Net income of $13.9 million and Adjusted EBITDA1 of $19.3 million during the second quarter.

1.2 Highlights of the Company

  Robust liquidity: The Company ended the quarter with $123.0 million in cash and cash equivalents and no debt.
  Earnings: Net income of $8.8 million or $0.03 per common share during the second quarter, which included the consolidation of the AGM's financial results for the three months ended June 30, 2024. Adjusted net income1 for the second quarter was $7.3 million or $0.03 per common share.
  Senior management appointment: Appointed Michael Cardinaels as Executive Vice President and Chief Operating Officer ("COO"), effective September 3, 2024. Mr. Cardinaels brings over two decades of mining experience across various commodities, most recently with Perseus Mining Ltd. The appointment of Mr. Cardinaels is part of the Company's commitment to operational improvements and its overarching strategy to drive growth at the AGM.

1 See "8. Non-IFRS measures"

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

2. Business overview

Following the closing of the Acquisition on March 4, 2024, Galiano owns a 90% equity interest in the entity that holds the AGM mining licenses and gold exploration tenements located on the Asankrangwa Gold Belt in the Republic of Ghana ("Ghana"), West Africa. The AGM consists of four main open-pit deposits: Abore, Nkran, Esaase and Miradani North, multiple satellite deposits and a carbon-in-leach ("CIL") processing plant, with a current capacity of 5.8 Mt per annum.

In addition to its interest in the AGM, the Company owns various exploration licenses across the highly prospective and underexplored Asankrangwa Gold Belt.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration, accretive business acquisitions and disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol "GAU".

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

2.1 Key business developments in 2024

a) Acquisition of Gold Fields' 45% interest in the AGM

The Company completed the Acquisition of Gold Fields' 45% interest in the AGM joint venture ("JV"), increasing Galiano's equity interest in the AGM to 90% on March 4, 2024.

Under the terms of the agreement, total consideration payable to Gold Fields comprised the following:

  $65.0 million cash payment, equivalent to Gold Fields' effective interest in the cash balance at the JV;
  the issuance of 28.5 million common shares of the Company, resulting in Gold Fields owning approximately 19.9% of the Company's issued and outstanding common shares;
  $55.0 million of deferred consideration comprised of a:
    $25.0 million cash payment on or before December 31, 2025; and
    $30.0 million cash payment on or before December 31, 2026 (collectively "Deferred Consideration").

The Deferred Consideration is to be paid in cash subject to the Company's right to satisfy up to 20% of each payment with common shares, subject to Gold Fields not owning more than 19.9% of the Company's issued and outstanding common shares at that time; and

  $30.0 million cash payment contingent upon production of 100,000 gold ounces from the Nkran deposit.

Gold Fields will also receive a 1% net smelter return royalty (the "Nkran Royalty") on production from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production. Galiano has a right of first refusal on any full or partial disposition of the Nkran Royalty by Gold Fields.

Galiano also entered into an amended investor rights agreement with Gold Fields, which includes a 12-month standstill period and other customary rights, including a pre-emptive right for Gold Fields to maintain its ownership interest as at closing of the Acquisition.

b) Increase to Abore Mineral Reserves and Resources

Following successful 2023 and early 2024 infill drilling programs at Abore, a significant increase to the Abore Mineral Resource estimate ("MRE") was completed effective March 31, 2024. This new estimate included assay results from an additional 119 exploration drill holes, totaling 27,039m, completed since the December 31, 2022 MRE, as described in the report titled "NI 43-101 Technical Report and Feasibility Study for the Asanko Gold Mine, Ashanti Region, Ghana" with an effective date of December 31, 2022 (the "2023 Technical Report"). The net impact of the additional drilling exceeded conversion of the Inferred Mineral Resources to Indicated Mineral Resources. The Abore Measured and Indicated Mineral Resources increased by 181,000 ounces (38%), as a result of improved grade (13%) and tonnage (22%) from 1.16 g/t to 1.31 g/t, and from 12.8 Mt to 15.6 Mt, respectively. Both estimates were based on an $1,800/oz gold price and an equivalent cut-off grade of 0.45 g/t gold.

Pursuant to the significant increase to Mineral Resources at Abore, the Probable Mineral Reserves have increased by 151,000 ounces (45%) to 485,000 ounces, effective June 30, 2024, when compared to the 2023 Technical Report. This increase in Mineral Reserves will extend mining activities at Abore through mid-2026.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

Mineral Reserve Estimate as of June 30, 2024

	Proven			Probable			Proven + Probable
	Tonnes	Au Grade	Au Content	Tonnes	Au Grade	Au Content	Tonnes	Au Grade	Au Content
Deposit	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)
Nkran	-	-	-	9.9	1.82	582	9.9	1.82	582
Esaase	-	-	-	13.6	1.22	533	13.6	1.22	533
Miradani North	-	-	-	6.8	1.41	310	6.8	1.41	310
Abore	-	-	-	11.8	1.28	485	11.8	1.28	485
Dynamite Hill	-	-	-	1.1	1.31	45	1.1	1.31	45
Adubiaso	-	-	-	2.2	1.58	110	2.2	1.58	110
Stockpiles	1.6	0.70	36	-	-	-	1.6	0.70	36
Total	1.6	0.70	36	45.4	1.41	2,065	47.0	1.39	2,101

Notes:

  Mineral Reserves for Stockpiles and the Abore deposit are reported assuming a gold price of US$1,650/oz, the Mineral Reserves for all other deposits are reported assuming a gold price of US$1,500/oz.
  Mineral Reserves are defined within six different pit designs guided by pit shells derived from the optimization software, GEOVIA Whittle™ and Datamine Studio NPVS™.
  Cut-off grades vary based on the deposit. Nkran is close to the mill and contains only fresh ore. The Mineral Reserves are reported at 0.40 g/t Au cut-off for the fresh ore in Nkran. For Esaase, Mineral Reserves are reported at cut-offs of 0.55 g/t Au for the oxide ore and 0.70 g/t Au for the remaining ore types. For all other open pits, the Mineral Reserves are reported at 0.5 g/t Au cut-off for all ore types.
  Mining costs vary based on the pit, the rock type, and the depth of the pit. The base mining costs for Nkran, Esaase, Miradani North, Abore, Dynamite Hill and Adubiaso are $2.44/t, $1.98/t, $1.94/t, $2.00/t, $2.29/t and $2.06/t, respectively. There are additional expenditures for fixed contractor monthly fees, grade control, community fees, owner's mining overhead costs, and other small costs that vary with each deposit and are in addition to the $/t stated.
  Processing cost for Abore ore is $11.09/t, for all other deposits and stockpiles it is $8.81/t for oxide ore, $10.39/t for transition ore and $10.66/t for fresh ore.
  General and administration cost is $5.27/t for Abore, $6.69/t for Esaase and $6.19/t for all other pits.
  Ore transportation cost varies for each pit based on the haul distance. It ranges between $0.61/t for Nkran and $6.15/t for Esaase.
  Processing recovery is 94.0% for all ore types in all pits except for Esaase and Abore. Processing recovery for Abore and Stockpiles ore is calculated using a fixed tail of 0.10 g/t but capped to a maximum of 94%. Processing recovery varies based on the ore type and head grade in Esaase, where the average recovery for oxide, upper sandstone, cobra and central sandstone ore types are 90.1%, 73.8%, 71.3% and 76.4%, respectively.
  Mining dilution varies between pits. The average mining dilution is calculated to be 11.9%, 14.4%, 6.0%, 6.9%, 11.6% and 15.3%, for Nkran, Esaase, Miradani North, Abore, Dynamite Hill and Adubiaso, respectively.
  A 2% ore loss has been applied to the total reserve in each pit except for Abore, which has a 6.8% ore loss.
  Figures are rounded to the appropriate level of precision for the reporting of Mineral Reserves. Due to rounding, some columns or rows may not compute as shown.
  The overall strip ratio (the amount of waste mined for each tonne of ore) for AGM is 7.65 (W:O). The strip ratio for Nkran, Esaase, Miradani North, Abore, Dynamite Hill and Adubiaso is 13.5, 4.5, 5.6, 7.2, 9.8 and 8.2, respectively.
  The Mineral Reserve is stated as diluted dry metric tonnes.
  The Abore and Stockpiles Mineral Reserves are stated as of June 30, 2024 and all other deposits are stated with an effective date of December 31, 2022 and remain current.
  Mr. Richard Miller, P.Eng., Vice President Technical Services for Galiano, is the Qualified Person responsible for the Abore and Stockpiles Mineral Reserves. Dr. Anoush Ebrahimi, P.Eng., Principal Consultant (Mining) SRK (Canada) Inc., is the Qualified Person responsible for all other stated Mineral Reserves.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
  The Qualified Persons, Mr. Richard Miller and Dr. Anoush Ebrahimi, do not know of any legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Reserves. Mr. Miller and Dr. Ebrahimi believe the risks regarding permitting and socio-economic factors to be low.
  The increase to the Abore Mineral Reserve estimate is not considered a material change to Galiano.

These results, in addition to infill and step out drilling results at other deposits, will be used to update a consolidated AGM Mineral Reserve estimate and an optimized life of mine plan in the fourth quarter of 2024.

c) Abore pit development

On October 1, 2023, mining at the Abore deposit commenced, and since that time, mining operations have focused on waste stripping.  During the second quarter, Ghana experienced higher than normal rainfall levels which resulted in regular flooding of the Abore pit floor and together with challenging ground conditions have resulted in lower than expected mining rates and impacted fresh ore delivery to the mill such that a greater proportion of lower grade stockpiles were processed than originally planned. During the second quarter, mining rates averaged approximately 87,000t per day. However, in line with the planned mobilization schedule, additional mining equipment has been mobilized to the AGM by the mining contractor and ground conditions have also improved, which along with drier weather conditions has resulted in a progressive increase to mining rates of 111,000t per day in July 2024. The lower mining rates experienced in the second quarter are expected to be temporary, however they did adversely impact ore production from the Abore pit during the second quarter.

The aforementioned increase to Abore’s Mineral Reserve estimate will extend the AGM’s mine life due to the significantly higher amount of ore tonnes to be mined from Abore. However, the resultant larger Abore pit design will require additional waste stripping before higher grade ore can be mined. Anticipating this increased pit size, the Company mined at higher than planned strip ratios in the second quarter. Additionally, lower grade ore is located in the higher elevations of the larger pit, which, along with the other factors noted above, has resulted in the downward revision to production guidance for 2024. The larger pit however generates more value over the life of mine, and by virtue that the volume of ore can fill the processing plant for an extended period, reduces the necessity to supplement mill feed with additional new deposits and hence reduces the establishment capital, operational complexity and risk of the operation.

d) Nkran mining contract

During the quarter, the Company issued a request for proposal ("RFP") for the tender of the Nkran Cut 3 mining services contract. The Company undertook a competitive process seeking bids from multiple reputable mining contractors in Ghana. Management is currently evaluating the RFPs received, following which an investment recommendation will be made to the Company's Board for approval. An investment decision on Nkran Cut 3 is expected in the second half of 2024.

e) Changes to the Board of Directors and Senior Management

Dr. Michael Price retired from the Board of Directors effective June 13, 2024. The Company would like to express its gratitude to Dr. Price for his many years of leadership and service to the Company and its shareholders. In place of Dr. Price, Mr. Navin Dyal and Dr. Moira Smith were appointed to the Board at the Company's Annual General Meeting held on June 13, 2024.

Mr. Navin Dyal is currently the Chief Financial Officer of Dundee Precious Metals Inc., and has over 20 years of finance and public company experience. Mr. Dyal is an accomplished senior executive with a track record of success in financial and strategic leadership, capital funding and mergers and acquisitions. Prior to Dundee Precious Metals, Mr. Dyal was the Senior Vice President and Chief Financial Officer at Teranga Gold Corporation for nine years prior to its acquisition by Endeavour Mining Corporation. He spent seven years with Barrick Gold Corporation in progressively senior finance positions and was an auditor with PricewaterhouseCoopers earlier in his career. Mr. Dyal is a Chartered Professional Accountant, Chartered Accountant and holds a Bachelor of Commerce from the University of Toronto.

Dr. Moira Smith, P. Geo., has over 30 years of expansive industry experience. Dr. Smith has held key positions from Vice President, Exploration and Geoscience with Liberty Gold, Chief Geologist, Nevada for Fronteer Gold and Senior Geologist and U.S. Exploration Manager with Teck. She has held board or executive positions with many industry associations and is a past President of the Society of Economic Geologists and recent winner of the Colin Spence award from the Association for Mineral Exploration of B.C. Dr. Smith received her Ph.D., Geology, from the University of Arizona and is a member in good standing with numerous professional organizations. Dr. Smith is also a director of Discovery Metals Corp.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

Galiano has appointed Michael Cardinaels as Executive Vice President and Chief Operating Officer ("COO"), effective September 3, 2024. The appointment of Mr. Cardinaels as the new Executive Vice President and COO is part of the Company's commitment to operational improvements and its overarching strategy to drive growth at the AGM. Mr. Cardinaels brings over two decades of mining sector experience across various commodities, having held progressively senior operational roles throughout his career. Most recently, Mr. Cardinaels has been the General Manager of the Yaoure mine, after a successful five years at the Sissingue Mine, both with Perseus Mining Ltd. Mr. Cardinaels holds a Bachelor of Engineering (Mining) from the University of Queensland.

Additionally, in the second quarter, Todd Romaine, Executive Vice President, Sustainability, and  Markus Felderer, Senior Vice President, Corporate Development left the Company. Following these departures, Krista Muhr was promoted to a newly defined role of Senior Vice President, External Affairs and Sustainability, which incorporates leadership of Sustainability into her existing role as head of Investor Relations, and Sean Gregersen was promoted to Vice President, Corporate Development. Sean is a mining engineer with more than 15 years' experience in the mining industry, with previous roles including Manager of Business Development at Eldorado Gold where he collaborated in the rapid growth of the mid-tier company through acquisition and development.

2.3 Financial and operating highlights

Below are the Company's highlights for the three and six months ended June 30, 2024 and 2023, including the operating results, cash flows and net assets of the AGM from March 4, 2024 onwards.

	Three months ended June 30,		Six months ended June 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023	2024	2023
Galiano Gold Inc.
Revenue	63,963	-	95,658	-
Income from mine operations	25,132	-	29,778	-
Net income	8,831	11,961	4,072	20,454
Adjusted net income[1]	7,264	11,961	13,757	20,454
Adjusted EBITDA[1]	17,598	9,634	21,105	16,374
Cash and ca sh equivalents	123,039	55,503	123,039	55,503
Cash generated from (used in) operating a ctivities	4,463	(1,377)	17,491	(1,920)

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

The Company has also presented the following highlights for the AGM, which are on a 100% basis, for the three and six months ended June 30, 2024 and 2023, to enable a clear comparison to the financial and operating performance of the mine with the corresponding period in the prior quarter.

	Three months ended June 30,		Six months ended June 30,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023	2024	2023
Asanko Gold Mine (100% basis)
Financial results
Revenue	63,963	64,066	129,565	129,259
Income from mine operations	23,071	24,406	46,567	49,063
Net income	13,945	24,378	28,402	44,992
Adjusted EBITDA[1]	19,279	25,541	40,792	48,404
Cash generated from operating activities	9,231	17,979	35,336	36,922
Free cash flow[1]	(4,509)	10,113	1,304	22,072
AISC margin ($ per gold ounce sold)[1]	533	570	389	577
Operating results
Gold produced (ounces)	26,437	33,673	56,823	66,351
Gold sold (ounces)	27,830	32,912	59,670	68,086
Average realized gold price ($/oz)	2,292	1,944	2,166	1,896
Total cash costs ($ per gold ounce sold)[1]	1,271	1,127	1,222	1,104
AISC ($ per gold ounce sold)[1]	1,759	1,374	1,777	1,319

2.4 Environmental, Social and Corporate Governance ("ESG")

Sustainability is at the core of the Company's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives in positively supporting relationships with its internal and external stakeholders, improve its risk management, reduce the AGM's cost of production and both directly and indirectly benefit the catchment communities that the Company operates in, beyond the life of the mine.

The Company implements its sustainability program with a focus on four key areas: (1) protecting human rights; (2) maintaining the occupational health and safety of employees and the local catchment communities; (3) advancing the socio-economic welfare and health of local catchment communities; and (4) managing environmental impacts of operations and exploration activities. For further details on the Company's sustainability program, refer to the Company's 2023 Sustainability Report (the "2023 Sustainability Report") published on July 9, 2024, which is available on the Company's website at www.galianogold.com. The disclosures and metrics of the 2023 Sustainability Report align with international reporting standards including the Global Reporting Initiative and the Metals and Mining Standards of the Sustainability Accounting Standards Board.

In May 2023, the Canadian Parliament passed Bill S-211, an act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act and to amend the Customs Tariff. This requires Canadian companies to annually report on the due diligence steps they are taking to both identify and address labour risks in their supply chain. The Company submitted its report, and completed the mandatory online questionnaire to the Minister of Public Safety and Emergency Preparedness in advance of the May 31, 2024 deadline.

In June 2023, the International Sustainability Standards Board ("ISSB") released its inaugural IFRS Sustainability Disclosure Standards, specifically IFRS S1 "General Requirements for Disclosure of Sustainability-related Financial Information" and IFRS S2 "Climate-related Disclosures", the purpose of which is to standardize a single, global baseline of sustainability disclosures for capital markets. IFRS S1 provides a set of disclosure requirements designed to enable companies to communicate to investors about the sustainability-related risks and opportunities they face over the short, medium and long term. IFRS S2 sets out specific climate-related disclosures and is designed to be used in conjunction with IFRS S1. Both standards fully incorporate the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). IFRS S1 and IFRS S2 are effective for annual reporting periods beginning on or after January 1, 2024, with early adoption permitted.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

Although the ISSB has issued IFRS S1 and IFRS S2, the standards are not currently mandated in Canada. The Canadian Securities Administrators are responsible for Canadian reporting issuer disclosure requirements. The Canadian Sustainability Standards Board ("CSSB") was formed to review the final ISSB standards and consider their suitability for adoption in Canada. In March 2024, the CSSB released proposals on its first two Canadian Sustainability Disclosure Standards ("CSDS") - Exposure Draft CSDS 1, General Requirements for Disclosure of Sustainability-related Financial Information, and Exposure Draft CSDS 2, Climate-related Disclosures. Exposure Drafts CSDS 1 and 2 are aligned with the global baseline disclosure standards IFRS S1 and IFRS S2, with the exception of a Canadian-specific effective date and transition relief to assist Canadian organizations with implementation. The CSSB has proposed an effective date for annual reporting periods beginning on or after January 1, 2025. However, Canada's regulators and legislators will determine whether CSDSs should be mandated, which organizations will need to apply the standards and over what time frame. The Canadian Securities Administrators have issued a statement noting that they will seek consultation on a revised climate-related disclosure rule following the finalization of CSDS 1 and 2.

The Company is currently evaluating how the CSDSs will impact its future disclosure obligations.

On March 6, 2024, the Securities and Exchange Commission ("SEC") issued a final rule that requires registrants to provide climate-related disclosures in their annual reports and registration statements. However, SEC reporting issuers filing on Form 40-F, like Galiano, are exempt from the SEC's ESG disclosure rule. On April 4, 2024, the SEC announced that it would pause the implementation of its climate-related disclosures pending a court review of the new rules following a series of legal challenges by several states and business groups.

2.5 Macroeconomic factors

Gold Price

The price of gold is the largest single factor in determining the Company's profitability and cash flow from operations. Therefore, the financial performance of the Company is expected to be closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic factors that are beyond the Company's control. The price of gold may be impacted from time to time by currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold, and macroeconomic factors such as the level of interest rates and inflation expectations. During Q2 2024, the price of gold fluctuated between a low of $2,265/oz in April and a high of $2,427/oz in May, with the average price for the second quarter of 2024 based on the London Bullion Market Association ("LBMA") PM benchmark of $2,338/oz, compared to the Q2 2023 average price of $1,975/oz. Gold prices during Q2 2024 were influenced by geopolitical risks, and volatility in interest rates and the U.S. dollar, among others.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

For the three months ended June 30, 2024, the AGM realized an average gold price of $2,292/oz under the Offtake Agreement (as defined herein) compared to the average LMBA PM benchmark of $2,338/oz. The LMBA PM spot gold price as of August 7, 2024 was approximately $2,400/oz.

Management continues to implement and evaluate opportunities to hedge its gold price risk, particularly in light of periods where forecast capital expenditures are estimated to be elevated relative to the life of mine average.

Ghana Economy

In October 2023, the International Monetary Fund ("IMF") and the Ghana government reached a staff-level agreement on the first review of its $3 billion financing arrangement over a 3-year period (the "IMF Loan"). The first tranche of the IMF loan totaling $600 million was paid in May 2023 and a second tranche of $600 million was approved in January 2024 following a debt restructuring plan between Ghana and its creditors. In June 2024, the IMF board approved a third tranche totaling $360 million, bringing total disbursements under the three-year debt programme to $1.56 billion.

The fiscal climate in Ghana over recent years has not materially impacted the operations of the AGM, as much of the cost structure is tied to the US dollar, and the government remains supportive of the mining industry given its importance to maintaining foreign currency reserves.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

3. Guidance and outlook

3.1 2024 guidance for the AGM

Gold production during the second quarter was impacted by challenging ground conditions in the upper portion of the Abore pit and heavy seasonal rainfall in Ghana, which impacted fresh ore delivery to the mill such that a greater proportion of lower grade stockpiles were processed than originally planned. Lower throughput resulting from harder material processed also affected production levels. As a result, 2024 production guidance is being revised from between 140,000 to 160,000 ounces to between 120,000 to 130,000 ounces.

As a result of the lower gold production guidance, AISC1 guidance for 2024 is being revised from between $1,600/oz to $1,750/oz to between $1,975/oz and $2,075/oz. Operating costs are estimated to be in line with previous expectations, however AISC1 guidance has increased due to lower expected gold production coupled with investments in additional stripping at Abore. AISC1 are anticipated to be elevated in 2024 relative to the life of mine average primarily due to waste stripping to access consistent ore feed at Abore, which will benefit future years production.

Sustaining capital expenditure guidance for 2024 remains at approximately $10.0 million (excluding capitalized waste stripping at Abore).

Development capital expenditure for 2024 also remains unchanged at approximately $20.0 million and primarily relates to processing plant upgrades (additional CIL tanks, a secondary crusher and associated circuit upgrades) and site establishment costs.

The exploration expenditure in 2024 is also expected to be in line with previous years at $15.0 million. The spend is planned to be equally split between generative and near-mine exploration targets.

		Original guidance	Revised guidance	Actuals YTD	Actuals
	Unit	2024	2024	2024	2023
Gold production	oz	140,000 - 160,000	120,000 - 130,000	56,823	134,077
AISC[1]	$/oz	1,600 - 1,750	1,975 - 2,075	1,777	1,522
Sustaining capital (excluding waste stripping)	$000s	10,000	10,000	3,152	30,963
Development capital	$000s	20,000	20,000	5,595	6,703
Exploration	$000s	15,000	15,000	7,877	14,139

___________________________
1  See “8. Non-IFRS measures”

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

4. Results of the AGM

All results of the AGM in this section are presented on a 100% basis for the three and six months ended June 30, 2024 and 2023. For the period from January 1, 2024 to March 3, 2024, the Company's attributable equity interest in the AGM was 45% and was 90% for the remainder of the year.

4.1 Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three and six months ended June 30, 2024 and 2023.

	Three months ended June 30,		Six months ended June 30,
Key mine performance data of the AGM (100% basis)	2024	2023	2024	2023
Mining
Ore tonnes mined (000 t)	467	-	732	-
Waste tonnes mined (000 t)	7,427	-	12,304	-
Total tonnes mined (000 t)	7,894	-	13,036	-
Strip ratio (waste:ore)	15.9	-	16.8	-
Average gold grade mined (g/t)	1.0	-	0.9	-
Mining cost ($/t mined)	2.98	-	3.10	-
Ore transportation
Ore tonnes trucked (000 t)	503	729	1,069	2,096
Ore transportation cost ($/t trucked)	5.71	5.88	6.28	5.64
Processing
Tonnes milled (000 t)	1,336	1,457	2,803	3,023
Average mill head grade (g/t)	0.7	0.8	0.8	0.9
Average recovery rate (%)	82%	85%	82%	79%
Processing cost ($/t milled)	11.18	11.01	10.85	10.37
G&A costs ($/t milled)	5.13	4.68	4.93	4.38
Gold produced (ounces)	26,437	33,673	56,823	66,351
Gold sold (ounces )	27,830	32,912	59,670	68,086
Costs
Total cash costs ($ per gold ounce)[1]	1,271	1,127	1,222	1,104
AISC ($ per gold ounce sold)[1]	1,759	1,374	1,777	1,319
AISC margin ($ per gold ounce sold)[1]	533	570	389	577

a) Health and safety

There were no LTIs nor TRIs reported during the quarter, and the rolling 12‐month LTI and TRI frequency rates were 0.15 and 0.60, respectively. The Company reports recordable LTI and TRI cases in accordance with the International Council on Mining and Metals' (ICMM) Mining Principles.

b) Mining

During the quarter, waste stripping activities at Abore continued with 7.4 Mt of waste rock mined at a strip ratio of 15.9:1. Mining cost per tonne for the quarter amounted to $2.98 per tonne ("/t"). The strip ratio is expected to remain elevated for the remainder of 2024 due to an increase in the Abore pit shell resulting from a larger mineral reserve as described in sections 2.1.b and 2.1.c.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

Ore tonnes mined from the Abore deposit totalled 0.5 Mt at an average mined grade of 1.0 g/t. Ore mining rates at Abore were impacted during the quarter by heavy seasonal rainfall, which regularly flooded the pit floor and impacted mining equipment productivity rates.  Additionally, the Abore deposit was previously mined in oxides and partially backfilled by a former owner. The Main North Pit has now advanced to the bottom depth of that previous mining. There were some contact losses and slow mining rates through the backfilled portions in Q2 2024, however fresh granite ore has now been exposed.

Additional mining equipment has been mobilized to the AGM by the mining contractor and ground conditions have since improved.  The lower mining rates experienced in Q2 2024 are expected to be temporary. During the second quarter, mining rates averaged 87,000t per day. Subsequent to the mobilization of additional mining equipment, mining rates progressed to 111,000t per day in July 2024.

c) Ore transportation

Ore transportation reflects ore transported from deposits located greater than 5km from the processing plant, currently only the Abore and Esaase deposits. Ore transported from closer deposits is considered rehandling, the costs of which are included within mining costs. During the quarter, 0.5 Mt of ore was trucked from Abore to the processing plant, lower than the 0.7 Mt from Esaase in Q2 2023. Stockpiled ore near the processing plant, supplemented mill feed during the quarter, resulting in proportionately fewer tonnes being trucked from Esaase. Total ore transportation costs in Q2 2024 were $5.71/t and were lower than the comparative period due to no tonnes being transported from Esaase in Q2 2024, which is a greater distance from the processing plant than Abore.

d) Processing

The AGM produced 26,437 ounces of gold during Q2 2024, as the processing plant achieved milling throughput of 1.3 Mt of ore at a grade of 0.7 g/t with metallurgical recovery averaging 82%. Gold production during the second quarter was impacted by challenging ground conditions in the upper portion of the Abore pit and heavy seasonal rainfall in Ghana, which impacted fresh ore delivery to the mill such that a greater proportion of lower grade stockpiles were processed than originally planned. Milling rates during the second quarter were also impacted by stockpiles of harder Nkran ore, which required additional crushing and grinding. The AGM’s milling circuit includes mobile crushers which are not as efficient in processing the harder rock and as such mill throughput rates were lower than anticipated. Early ore delivered from Abore was also harder than stockpiles that have been processed in the past two years; therefore, to support the circuit, the Company is in the process of installing a permanent secondary crushing circuit. This is expected to be completed during the first half of 2025, which is anticipated to maintain plant throughput when treating harder ore at design capacity once complete. Mill feed grades during Q2 2024 were lower than mined grades from Abore due to the blending of existing stockpiled ore with run of mine ore.

The nature of stockpiled ore can result in highly variably grades and metallurgical recoveries; therefore, the current quarter performance may not be indicative of future performance.

Processing cost per tonne for Q2 2024 was $11.18, a 2% increase from Q2 2023, while on an absolute basis processing costs were $1.1 million lower quarter-on-quarter.  The decrease in processing costs in Q2 2024 was largely driven by lower reagent costs.

The feed blend over the balance of the year will incorporate ore mined from Abore and blended with existing stockpile balances.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

e) Total cash costs and AISC

For the three and six months ended June 30, 2024, total cash costs1 were $1,271/oz and $1,222/oz, respectively, compared to the three and six months ended June 30, 2023 of $1,127/oz and $1,104/oz, respectively. The increase in total cash costs1 was primarily driven by lower gold sales volumes, which decreased by 15% in Q2 2024 and had the effect of increasing fixed costs on a per ounce basis.  Additionally, operational waste stripping costs at Abore contributed to the higher total cash costs1 in Q2 2024. During Q1 2024, all Abore stripping costs were capitalized during the pre-stripping phase. Also, during Q2 2023, a higher portion of low grade stockpiled ore was processed that had no accounting book value, and as such had no mining cost attributed to it, which resulted in lower total cash costs1 in the comparative quarter.

Relative to Q1 2024, total cash costs1 were higher in Q2 2024, increasing by 8% from $1,180/oz to $1,271/oz. Total cash costs per ounce1 were higher in Q2 2024 primarily due to 13% fewer gold ounces sold.

For the three and six months ended June 30, 2024, AlSC1 for the AGM amounted to $1,759/oz and $1,777/oz, respectively compared to $1,374/oz and $1,319/oz in the comparative periods of 2023. The increase in AlSC1 from Q2 2023 to Q2 2024 was predominantly due to the increase in total cash costs per ounce1 described above, 15% fewer gold ounces sold and capitalized stripping costs at Abore in Q2 2024. Additionally, lease payments to a mining contractor were $146/oz higher in Q2 2024.

Relative to Q1 2024, AlSC1 decreased by 2% from $1,793/oz to $1,759/oz. The decrease in AISC1 was primarily due to lower sustaining capital expenditures ($225/oz decrease), partly offset by 13% fewer gold ounces sold.

For the three and six months ended June 30, 2024, the AGM incurred non-sustaining capital and exploration expenditures of $6.4 million and $13.5 million, respectively, compared to $3.5 million and $7.9 million during the comparative periods in 2023, respectively. Non-sustaining capital expenditures and exploration expenditures during Q2 2024 related primarily to Abore site preparations, processing plant enhancements (fabrication of two new CIL tanks and secondary crusher design), Abore and Midras South Mineral Resource conversion drilling, Adubiaso confirmation drilling and work performed on various greenfield exploration targets.

4.2  Exploration update

The Company holds a district-scale land package of 476km2 on the highly prospective and underexplored Asankrangwa Gold Belt. The following exploration programs were undertaken at the AGM during the six months ended June 30, 2024 to evaluate the current and potential expanded mineralization of several deposits to improve the Mineral Resource estimate and to assess the broader potential of these deposits. Additionally, work was undertaken to identify new growth targets across the wider regional AGM tenements.

  Abore - following the discovery of the high-grade south zone during the 2023 infill drilling campaign and the aforementioned Abore Mineral Resource increase of 181,000 ounces, or 38%, announced by the Company on April 16, 2024, a subsequent follow up drilling campaign was completed to test for continuation of mineralization below the current Abore Mineral Resource pit shell.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

The program consisted of eight holes totaling 2,203m, with five of these holes placed in the southern zone: four to test below the southern high-grade zone and one to test for southern extensions of shallow mineralization outside the current Abore Mineral Resource pit shell.

This drilling successfully demonstrated that mineralization remains robust at least 30m below the current known Abore mineralization and remains open at depth.

  Adubiaso - The Adubiaso deposit is located approximately 4km north of the AGM processing plant with Mineral Reserves of 2.2Mt at 1.58 g/t gold totaling 110,000 ounces. An infill drill program designed to increase confidence in the Mineral Reserve was completed on schedule during the second quarter with a total of 1,953m drilled. In addition to the deposit infill drilling, 2,264m of sterilization drilling was also completed ahead of mine planning for potential future mining at Adubiaso.
  Midras South - the Midras South deposit lies approximately 5km south of the AGM processing plant along the Takorase - Afraso shear zone. Following a phase 1 infill drilling program completed in 2023, a second phase of infill drilling was completed on schedule during the second quarter with 7,629m drilled. The objective was to continue upgrading the primary mineralized zones to the Indicated Mineral Resource category to advance the deposit towards a potential maiden Mineral Reserve estimate by the end of 2024.
  Gyagyatreso - the Gyagyatreso prospect is located approximately 4km northwest of the AGM processing plant. Following the success of the 2023 drilling program, a follow up exploration program is currently underway. Ground mapping, prospecting and magnetics survey were completed ahead of the current second phase of drilling designed to test for along-strike continuations of mineralization identified in the 2023 campaign. Drilling continued through the second quarter and focused primarily on the northern strike extensions of known mineralization. As of June 30, 2024, a total 4,551m of a planned 7,900m have been completed. Only partial assay results for the completed drilling have been received to date and interpretation of the northern zone is ongoing. Drilling has now moved to test the southern strike extensions of the mineralization identified in 2023. Primary targets in this zone consist of historic gold in soil anomalies coincident with topographic highs within the interpreted shear corridor that hosts Gyagyatreso mineralization. Drilling is expected to be completed by the end of Q3 2024.
  Akoma (formerly Target 3) - the Akoma prospect is located along the fertile Fromenda shear zone approximately 5km from the AGM processing plant. Prospecting and ground mapping in 2023 identified zones of gold bearing quartz veining and shear zones at surface, and within small artisanal mining pits. A first pass drill program consisting of 4,590m designed to test for shallow mineralization within the prospect area was completed during the second quarter. Initial results are encouraging with mineralization identified in all target areas. Mineralization is hosted in quartz shear veins and is open to the north and at depth. A follow-up ground magnetics survey is planned for Q3 2024 to assist in planning a potential phase two drilling campaign.
  Sky Gold B - the Sky Gold B prospect is located approximately 9km northwest of the Esaase deposit in an area that may be underlain by lithologies and structural settings similar to those that host the known Asankrangwa gold belt deposits. A soil survey conducted in 2023 identified a gold in soil anomalous trend (approximately 5km long) that is a priority for follow-up exploration. Final planning for an initial drilling campaign is complete, drill rigs have been secured and crop surveying and compensation is underway. Drilling is expected to commence in the third quarter of 2024.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

In addition to the drill programs above, the Company also initiated geophysical surveys and conducted mapping and prospecting on several regional greenfield targets across the AGM's tenements with an objective of identifying new potential drill targets.

4.3  Financial results of the AGM

The following table presents excerpts of the financial results of the AGM on a 100% basis for the three and six months ended June 30, 2024 and 2023, excluding purchase price adjustments which are required under IFRS, so performance can be compared with the comparative period in the prior quarter.

Galiano consolidated the financial results of the AGM commencing on March 4, 2024, such that the results for the period from March 4, 2024 to June 30, 2024 have been consolidated into the Income Statement of the Company. The Company reflected the financial results of the AGM for the period from January 1, 2024 to March 3, 2024 through its share of the net income of the JV (using the equity accounting method).

Three months ended June 30, 2024 and 2023

	Three months ended June 30,
	2024	2023
(in thousands of US dollars)	$	$
Revenue	63,963	64,066

Cost of sales :
Production costs	(31,688)	(33,319)
Depreciation and depletion	(5,344)	(2,626)
Royalties	(3,860)	(3,715)
Income from mine operations	23,071	24,406

Exploration and evaluation expenditures	(2,023)	(1,339)
General and administrative expenses	(757)	(719)
Income from operations	20,291	22,348
Finance expense	(6,878)	289
Finance income	1,311	1,058
Foreign exchange (loss) gain	(779)	683
Net income for the period	13,945	24,378

Galiano share of net income related to JV	-	11,007

Average realized price per gold ounce sold ($/oz)	2,292	1,944
Average London PM fix ($/oz)	2,338	1,975
Gold sold (ounces)	27,830	32,912

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

Six months ended June 30, 2024 and 2023

	Pre-acquisition	Post-acquisition
	Period from January 1	Period from March 4
	to March 3,	to June 30,	Six months ended June 30,
	2024	2024	2024	2023
(in thousands of US dollars)	$	$	$	$
Revenue	33,907	95,658	129,565	129,259

Cost of sales :
Production costs [2]	(20,810)	(44,624)	(65,434)	(68,261)
Depreciation and depletion[2]	(2,463)	(7,302)	(9,765)	(4,955)
Royalties	(2,034)	(5,765)	(7,799)	(6,980)
Income from mine operations	8,600	37,967	46,567	49,063

Exploration and evaluation expendi tures	(2,201)	(2,610)	(4,811)	(3,109)
General and administrative expenses	(486)	(1,004)	(1,490)	(1,445)
Income from operations	5,913	34,353	40,266	44,509
Transaction costs	(1,180)	-	(1,180)	-
Finance expense	(261)	(11,802)	(12,063)	(945)
Finance income	984	1,599	2,583	1,997
Foreign exchange (loss) gain	(150)	(1,054)	(1,204)	(569)
Net income for the period	5,306	23,096	28,402	44,992

Galiano share of net income rel ated to JV	2,432	-	2,432	20,314

Average real ized pri ce per gold ounce s old ($/oz)			2,166	1,896
Average London PM fix ($/oz)			2,203	1,931
Gold sold (ounces)			59,670	68,086

2 The financial results for the AGM presented above do not include purchase price allocation accounting adjustments. Specifically, production costs and depreciation expense exclude the realization of purchase price adjustments on gold-in-process and gold on hand inventories totaling $7.8 million and $0.9 million, respectively, for the six months ended June 30, 2024.

a) Revenue

During Q2 2024, the AGM sold 27,830 ounces of gold at an average realized gold price of $2,292/oz for total revenue of $64.0 million (including $0.2 million of by-product silver revenue). During Q2 2023, the AGM sold 32,912 ounces of gold at an average realized gold price of $1,944/oz for total revenue of $64.1 million (including $0.1 million of by-product silver revenue). Revenue was flat quarter-on-quarter as an 18% increase in realized gold prices relative to Q2 2023 was largely offset by a 15% reduction in sales volumes.

During the six months ended June 30, 2024, the AGM sold 59,670 ounces of gold at an average realized gold price of $2,166/oz for total revenue of $129.6 million (including $0.3 million of by-product silver revenue). During the comparative period of 2023, the AGM sold 68,086 ounces of gold at an average realized gold price of $1,896/oz for total revenue of $129.3 million (including $0.2 million of by‐product silver revenue). Revenue was flat period-on-period as a 14% increase in realized gold prices relative to 2023 was largely offset by a 12% reduction in sales volumes.

The AGM continues to sell all the gold it produces to a special purpose vehicle of RK Mine Finance Master Fund I Limited ("Red Kite") under an offtake agreement (the "Offtake Agreement"). The terms of the Offtake Agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of June 30, 2024, 1,660,938 gold ounces have been delivered to Red Kite under the Offtake Agreement.

During the three and six months ended June 30, 2024, the AGM sold a portion of its production to the Bank of Ghana under the country's gold buying program. As agreed with Red Kite, gold ounces sold to the Bank of Ghana were considered delivered under the Offtake Agreement, and in consideration the AGM paid to Red Kite a "make whole" payment which was calculated in a similar manner to a nine‐day quotational period. The "make whole" payments made to Red Kite were recognized as a reduction of revenues.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

b) Production costs

During the three and six months ended June 30, 2024, the AGM incurred production costs of $31.7 million and $65.4 million, respectively, compared to $33.3 million and $68.3 million in the comparative periods of 2023, respectively. Production costs were lower during the three and six months ended June 30, 2024 due to fewer gold ounces sold, partly offset by operational waste stripping costs at the Abore deposit in 2024.

c) Depreciation and depletion

During the three and six months ended June 30, 2024, depreciation and depletion expense on mineral properties, plant and equipment ("MPP&E") was $5.3 million and $9.8 million, respectively, compared to $2.6 million and $5.0 million in the comparative periods of 2023, respectively. Depreciation and depletion expense was higher during the three and six months ended June 30, 2024 due to depreciation recorded on right-of-use lease assets associated with mining services and ore transportation contracts, as well as depletion of Abore mine development costs.

d) Royalties

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM's concessions. The AGM's Akwasiso mining concession is also subject to a further 2% net smelter return royalty payable to the previous owner of the mineral tenement, and the Esaase concession is subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee.  The Akwasiso and Esaase royalties are presented in production costs. Furthermore, the Nkran deposit is subject to an additional 1% royalty, on a portion of production, related to the Acquisition described in section 2.1.a.

The Government of Ghana also imposes a short-term special levy, the Growth and Sustainability Levy ("GSL"), on all companies operating in Ghana which became effective on May 1, 2023. The purpose of the GSL is to support growth and fiscal sustainability of the Ghanaian economy. For mining companies in Ghana, the GSL is levied at a rate of 1% of gold revenues for the fiscal years 2023 to 2025. This is presented as a royalty expense in the Statement of Operations.

Royalties expense was higher during the three and six months ended June 30, 2024 due to the introduction of the GSL in May 2023.

e) Exploration and evaluation ("E&E") expenditures

During the three and six months ended June 30, 2024, the AGM recorded E&E expenses of $2.0 million and $4.8 million, respectively, (see 4.2 "Exploration update") compared to $1.3 million and $3.1 million of E&E expenses in the comparative periods of 2023, respectively. E&E expenses during the three and six months ended June 30, 2024 were higher due to the Company's focus on advancing greenfield exploration targets, specifically the Akoma and Gyagyatreso prospects.

f) Finance expense

Finance expense for the three and six months ended June 30, 2024, was $6.9 million and $12.1 million, respectively, compared to a credit of $0.3 million and an expense of $0.9 million during the comparative periods of 2023, respectively. Finance expense was higher in Q2 2024 due to a $1.5 million unrealized loss on the AGM's zero cost gold collar ("ZCCs") hedges relating to future periods, a $2.9 million realized loss on settled Q2 2024 ZCCs hedges, and $1.4 million of higher interest expense on capitalized leases.

For the six months ended June 30, 2024, finance expense was higher due to a $4.8 million unrealized loss on ZCCs hedges, a $3.1 million realized loss on settled 2024 ZCCs hedges, and $2.4 million of higher interest expense on capitalized leases.

g) Legal provision

A former services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13 million plus interest for services rendered. The AGM, consistent with the arbitration ruling, maintains the view that there was no breach of contract and all contractual amounts were paid as due. The AGM therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $7.0 million has been recorded as of June 30, 2024 as management's best estimate to settle the claim (December 31, 2023 - $7.0 million). While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

4.4 Cash flows of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three and six months ended June 30, 2024 and 2023. Galiano consolidated the cash flows from the AGM commencing on March 4, 2024.

Three months ended June 30, 2024 and 2023

			Three months ended June 30,
			2024	2023
(in thousands of US dollars)			$	$
Cash provided by (used in):
Operating activities			9,231	17,979
Investing activities			(11,108)	(7,750)
Financing activities			(2,632)	(168)

Six months ended June 30, 2024 and 2023

	Pre-acquisition	Post-acquisition
	Period from January	Period from March 4
	1 to March 3,	to June 30,	Six months ended June 30,
	2024	2024	2024	2023
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	11,115	24,221	35,336	36,922
Investing activities	(11,128)	(17,983)	(29,111)	(14,359)
Financing activities	(1,020)	(3,901)	(4,921)	(596)

a) Cash flows from operating activities

The decrease in operating cash flows during the three months ended June 30, 2024 was driven by a $9.4 million increase in working capital tie-up.

Operating cash flows during the six months ended June 30, 2024 were comparable to the comparative period in 2023 as higher realized gold prices were largely offset by fewer gold ounces sold.

b) Cash used in investing activities

During Q2 2024, the AGM invested $12.4 million in additions to MPP&E and earned $1.3 million of interest on cash balances, compared to $8.8 million and $1.1 million in Q2 2023, respectively. Total cash expenditure on MPP&E during the quarter included $7.5 million of waste stripping costs at the Abore deposit, and development and exploration capital expenditures of $4.3 million primarily related to Abore site preparations, fabrication of two new CIL tanks, Adubiaso confirmation drilling and Mineral Resource conversion drilling at Abore.

The increase in cash flows invested in MPP&E in Q2 2024 related primarily to waste stripping activities at the Abore deposit, which will benefit future years production, while Q2 2023 included higher capital costs related to raising the height of the tailings storage facility ("TSF").

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

During the six months ended June 30, 2024, the AGM invested $31.7 million in additions to MPP&E and earned $2.6 million of interest on cash balances, compared to $16.4 million and $2.0 million in the comparative period of 2023, respectively. Total cash expenditure on MPP&E during the current period included $19.9 million of waste stripping costs at the Abore deposit and $3.2 million of sustaining capital related primarily to raising the height of the TSF. Development and exploration capital expenditures were $8.6 million primarily related to Abore site preparations, fabrication of two new CIL tanks, Adubiaso confirmation drilling and Mineral Resource conversion drilling at Abore.

The increase in cash flows invested in MPP&E in 2024 related primarily to waste stripping activities at the Abore deposit, while 2023 included higher capital costs related to raising the height of the TSF.

c) Cash used in financing activities

For the three and six months ended June 30, 2024, cash used in financing activities related to capitalized lease payments on the AGM's mining and other service contracts.

The increase in cash used in financing activities during the three and six months ended June 30, 2024 was due to higher mining contractor lease payments.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

5. Consolidated results of the Company

5.1 Financial performance

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company for the three and six months ended June 30, 2024 and 2023.  The financial results of the AGM have been consolidated by the Company commencing on March 4, 2024.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(in thousands of US dollars, except per share amounts)	$	$	$	$
Revenue	63,963	-	95,658	-

Cost of sales :
Production costs	(30,293)	-	(52,455)	-
Depreciation and depletion	(4,678)	-	(7,660)	-
Royalties	(3,860)	-	(5,765)	-
Total cost of sales	(38,831)	-	(65,880)	-

Income from mine operations	25,132	-	29,778	-

General and administrative expenses	(6,632)	(3,148)	(14,325)	(6,998)
Exploration and evaluation expenditures	(2,040)	(472)	(2,649)	(1,885)
Share of net income related to joint venture	-	11,007	2,432	20,314
Service fee earned as operators of joint venture	-	1,418	976	2,836
Gain on derecognition of equity investment in joint venture	118	-	1,416	-
Income from operations and joint venture	16,578	8,805	17,628	14,267

Transaction costs	(102)	-	(2,401)	-
Finance income	1,434	3,133	3,940	6,149
Finance expense	(8,259)	(6)	(13,984)	(12)
Foreign exchange (loss) gain	(820)	29	(1,111)	50
Net income and comprehensive income for the period	8,831	11,961	4,072	20,454

Net income attributable to:
Common shareholders of the Company	8,831	11,961	4,072	20,454
Non-controlling interest	-	-	-	-
Net income for the period	8,831	11,961	4,072	20,454

Weighted average number of shares outstanding:
Basic	254,974,179	224,943,453	244,242,466	224,943,453
Diluted	261,481,062	225,292,468	249,286,037	224,968,681

Net income per share attributable to common shareholders:
Basic	0.03	0.05	0.02	0.09
Diluted	0.03	0.05	0.02	0.09

a) Revenue, production costs, depreciation and depletion, and royalties

Following the closing of the Acquisition, the Company began consolidating the financial results of the AGM commencing on March 4, 2024.  As revenue, production costs, depreciation and depletion expense and royalties expense for the three and six months ended June 30, 2024 relate to the financial results of the AGM, refer to section 4.3 for discussion of the AGM's financial results for the periods presented.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

For the period from March 4, 2024 to June 30, 2024, revenue related to 42,743 gold ounces sold at an average realized gold price of $2,234/oz. Additionally, production costs included the realization of purchase price adjustments on gold-in-process and gold on hand inventories totaling $7.8 million, which increased production costs by that amount.

b) G&A expenses

G&A expenses for the three and six months ended June 30, 2024 and 2023 comprised the following:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(in thousands of US dollars)	$	$	$	$
Wages, benefits and consulting	(2,266)	(1,453)	(3,911)	(2,944)
Office, rent and administration	(542)	(316)	(841)	(630)
Professional and legal	(334)	(156)	(649)	(309)
Share-based compensation	(2,996)	(893)	(8,124)	(2,490)
Travel, marketing, investor relations and regulatory	(460)	(294)	(732)	(553)
Depreciation	(34)	(36)	(68)	(72)
Total G&A expense	(6,632)	(3,148)	(14,325)	(6,998)

G&A expenses in Q2 2024 were $3.5 million higher than Q2 2023 primarily due to a $2.1 million increase in share-based compensation expense resulting from an increase in the fair value of cash‐settled long‐term incentive plan awards linked to the Company's share price, as well as vesting of outstanding awards. The Company also consolidated the financial results of the AGM for the three months ended June 30, 2024, which resulted in a $0.8 million increase to G&A expense relative to the prior quarter.  Additionally, wages and benefits expense were higher in Q2 2024 due to severance payments made to former employees.

For the six months ended June 30, 2024, G&A expenses were $7.3 million higher than the comparative period due to a $5.6 million increase in share-based compensation expense resulting from an increase in the fair value of cash‐settled long‐term incentive plan awards linked to the Company's share price, as well as vesting of outstanding awards. G&A expenses were also impacted by the consolidation of the AGM's financial results for the period March 4, 2024 to June 30, 2024 and severance paid to former employees.

c) E&E expenditures

Refer to section 4.3.e for a discussion on the AGM's E&E expenditures for the three and six months ended June 30, 2024. The increase in E&E expenses in 2024 was due to the consolidation of the AGM's financial results commencing on March 4, 2024.

d) Share of net income related to the AGM JV

For the six months ended June 30, 2024, the Company recognized its 45% interest in the JV's net earnings which amounted to nil and $2.4 million for the period prior to closing of the Acquisition (three and six months ended June 30, 2023 - $11.0 million and $20.3 million, respectively). The reduction in the Company's share of the JV's net earnings in 2024 was due to applying the equity method of accounting for its investment in the JV for only the pre-acquisition period of approximately two months in 2024.

e) Service fee earned as operators of the AGM JV

For the six months ended June 30, 2024, the Company earned a gross service fee of $1.2  million for being the manager and operator of the JV, less withholding taxes payable in Ghana of $0.2 million (three and six months ended June 30, 2023 - a gross service fee of $1.7 million less withholding taxes of $0.3 million, and a gross service fee of $3.5 million less withholding taxes of $0.7 million, respectively). The decrease in the gross service fee during 2024 was due to the Company acquiring Gold Fields' 45% interest in the JV effective March 4, 2024, after which it was not recognized.

f) Gain on derecognition of equity investment

Prior to closing of the Acquisition, the Company remeasured its equity investment in the AGM JV to fair value and recorded a $1.4 million gain on derecognition of its equity investment in the JV for the six months ended June 30, 2024.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

g) Transaction costs

During the three and six months ended June 30, 2024, the Company recognized $0.1 million  and $2.4 million, respectively, of costs related to closing the Acquisition. Transaction costs included advisory, regulatory, legal and other support fees.

h) Finance income

Finance income includes changes in the fair value of the Company's previously recognized preferred share investment in the JV and interest earned on cash and cash equivalents. For the six months ended June 30, 2024, the Company recognized a $1.7 million upward fair value adjustment on the preferred shares (three and six months ended June 30, 2023 - $2.4 million and $4.8 million upward fair value adjustment, respectively). The upward fair value adjustment on preferred shares in 2024 related to an earlier time period of expected cash distributions.

Relative to the comparative period in 2023, interest earned on cash and cash equivalents was $0.7 million and $0.9 million higher during the three and six months ended June 30, 2024, respectively, due to consolidating the financial results of the AGM from March 4, 2024.

i) Finance expense

Finance expense for the three and six months ended June 30, 2024 included accretion expense on reclamation provisions, interest expense on capitalized leases, changes in fair value of the Acquisition contingent consideration, realized losses on ZCC gold hedges and unrealized losses on ZCC gold hedges which have not yet expired. The increase in finance expense relative to the comparative periods in 2023 was due to consolidating the financial results of the AGM from March 4, 2024.

For the six months ended June 30, 2024, the Company recognized a $5.6 million unrealized loss on ZCCs hedges that have not yet expired, and a $3.1 million realized loss on settled 2024 ZCCs hedges.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

6. Selected quarterly financial data

The following table provides a summary of unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share, the totals in the following table are presented in thousands of US dollars.

	2024		2023				2022
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Revenue	63,963	31,695	-	-	-	-	-	-
Cost of sales	(38,831)	(27,049)	-	-	-	-	-	-
Income from mine operations	25,132	4,646	-	-	-	-	-	-
General and administrative expenses	(6,632)	(7,693)	(5,419)	(2,869)	(3,148)	(3,850)	(2,854)	(3,490)
Exploration and evaluation expenditures	(2,040)	(609)	(43)	(81)	(472)	(1,413)	(938)	(281)
Share of net income related to joint venture	-	2,432	1,728	9,628	11,007	9,307	46,517	-
Service fee earned as operators of joint venture	-	976	1,463	1,448	1,418	1,418	1,418	1,381
Gain on derecognition of equity investment in joint venture	118	1,298	-	-	-	-	-	-
Income (loss) from operations and joint venture	16,578	1,050	(2,271)	8,126	8,805	5,462	44,143	(2,390)
Impairment reversal on investment in joint venture	-	-	-	-	-	-	7,631	-
Impairment of exploration and evaluation assets	-	-	-	-	-	-	(1,628)	-
Transaction costs	(102)	(2,299)	(378)	-	-	-	-	-
Other (expense) income	(7,645)	(3,510)	(3,109)	3,263	3,156	3,031	(21,646)	3,670
Net income (loss) for the period	8,831	(4,759)	(5,758)	11,389	11,961	8,493	28,500	1,280
Basic and diluted income (loss) per share attributable to	$0.03	($0.02)	($0.03)	$0.05	$0.05	$0.04	$0.13	$0.01
common shareholders

Adjusted net income (loss) for the period[1]	7,264	6,493	(5,758)	11,389	11,961	8,493	(6,010)	1,280
Adjusted basic and diluted income (loss) per share [1]	$0.03	$0.03	($0.03)	$0.05	$0.05	$0.04	($0.03)	$0.01

EBITDA[1]	20,368	1,476	(2,554)	8,161	8,870	5,519	50,205	(2,378)

In Q3 2022, the Company did not recognize its share of the JV's net earnings as the recoverable amount of the Company's equity investment in the JV was estimated to be nil. Other income for Q3 2022 includes a $3.4 million positive fair value adjustment on the Company's preferred shares in the JV largely driven by strong operating performance resulting in improved working capital of the AGM.

During Q4 2022, as a result of the JV's reinstatement of Mineral Reserves in the 2023 Technical Report, the Company recommenced the recognition of its share of the JV's net earnings and also recognized a $7.6 million impairment reversal on its equity investment in the JV, leading to a significant increase in net income over the prior quarters. Other expense in Q4 2022 includes a $22.2 million negative fair value adjustment on the Company's preferred shares in the JV resulting from a change in the timing of expected cash distributions and applying a higher discount rate to forecast preferred share redemptions primarily due to a Ghana country risk premium applied resulting from the economic conditions in the country at that time. Additionally, the Company also recognized a $1.6 million impairment on its wholly owned Mali exploration assets in Q4 2022.

During Q1 2023 to Q3 2023, improvements in net income and EBITDA1 over prior periods are reflective of the JV's underlying performance and rising gold price environment. The reduction in net earnings during Q4 2023 was primarily due to a $3.9 million downward fair value adjustment on the Company's preferred shares in the JV resulting from a change in forecast timing of distributions and higher G&A expense due to higher share-based compensation expense.

During Q1 2024, upon closing of the Acquisition, the Company commenced consolidating the financial results of the AGM from March 4, 2024. In connection with the Acquisition, the Company incurred $2.3 million of acquisition-related costs in Q1 2024. Additionally, Q1 2024 includes a gain on derecognition of the Company's previous equity investment in the AGM JV in the amount of $1.3 million.

During Q2 2024, income from mine operations was higher due to consolidating a full quarter of the AGM's financial results. Other expense includes unrealized and realized losses on the AGM's ZCC hedges as described in section 5.1.i.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to achieve the Company's strategic vision. The Company aims to achieve positive cash flows from operations to internally fund operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are presented in the table below.

	June 30, 2024	December 31, 2023
(in thousands of US dollars, except outstanding shares and options)	$	$
Cash and cash equivalents	123,039	55,270
Other current assets	58,696	1,824
Non-current assets	297,296	156,208
Total assets	479,031	213,302

Current liabilities	78,810	11,988
Non-current liabilities	159,623	396
Total liabilities	238,433	12,384

Common shareholders' equity	240,598	200,918
Non-controlling interest	-	-
Total equity	240,598	200,918

Working capital	102,925	45,106

Total common shares outstanding	256,736,780	224,972,786
Total stock options outstanding	11,384,005	12,575,335
Key financial ratios
Current ratio[1]	2.31	4.76
Total liabilities to common shareholders' equity	0.99	0.06

1 Non-IFRS measure. The current ratio is calcula ted a s Total Assets divided by Total Liabilities as reported in the Company's financial statements for the periods presented.

The Company was in a strong net asset position at both June 30, 2024 and December 31, 2023, and had a cash balance of $123.0 million as at June 30, 2024.

Through a combination of the Company's cash balance and cash flows from operations, the Company believes it is in a position to meet all working capital requirements, deferred consideration payments, contractual obligations and other commitments as they fall due during the next 24 months (see "Commitments" below). However, the Company's cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment, its operations can manage spending and provide adequate cash flow to meet all commitments.

The Company has a value added tax ("VAT") receivable balance of $10.4 million as of June 30, 2024. In any given period, the Company expects to have two quarters of VAT receivable outstanding. Subsequent to quarter-end, $4.9 million of the VAT receivable was collected from the Ghana Revenue Authority.

In order to maintain or adjust its capital structure, on December 21, 2022, the Company filed a final short form base shelf prospectus (the "Prospectus") under which the Company may sell from time-to-time common shares, warrants, subscription receipts, units, debt securities and/or share purchase contracts of the Company, up to an aggregate of $300 million.  The Prospectus has a term of 25-months from the filing date. As of the date of this MD&A, no securities have been issued under the Prospectus.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

Equity

The Company is financially stable with a total liabilities‐to‐common shareholders' equity ratio of 0.99 as at June 30, 2024.

The Government of Ghana ("the Government") has a 10% free carried interest in the AGM in accordance with Ghanaian Law. This was granted through the issuance of 10% of the common shares of the Company's Ghanaian subsidiary, Asanko Gold Ghana Ltd. ("AGGL"), which owns the AGM's mining leases, to the Government. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends paid out of the subsidiary; however, the Government does not have to contribute to the subsidiary's capital investment. As of June 30, 2024, AGGL did not have an income surplus in the pool from which dividends may be paid and as such no non-controlling interest was recognized for the six months ended June 30, 2024. All results in this MD&A disclose 100% of the AGM's financial results as being attributable to the Company with non‐controlling interest accounted for as a separate component of equity.

7.1 Commitments

The following table summarizes the Company's contractual obligations as at June 30, 2024 and December 31, 2023.

	Less than	1-3	4-5	After	June 30,	December 31,
(in thousands of US dollars)	1 year	years	years	5 years	2024	2023
Accounts payable, accrued liabilities	41,045	-	-	-	41,045	5,724
and payable due to related party

ZCC gold hedges	3,225	2,486	-	-	5,711	-
Long-term incentive plan	10,866	335	-	-	11,201	6,457
(cash-settled awards )

Mining and other services contracts	18,861	31,336	3,828	-	54,025	-
Asset retirement provisions	2,248	2,545	4,100	61,186	70,079	-
(undiscounted)

Deferred and contingent consideration	-	55,000	-	38,482	93,482	-
(undiscounted)

Corporate office lease	131	22	-	-	153	225
Total	76,376	91,724	7,928	99,668	275,696	12,406

The ZCC gold hedges commitment represents the mark-to-market fair value of the AGM's current gold hedging program.  The settlement amount of these hedges, if any, will be dependent on the price of gold at the settlement date.

Long-term incentive plan commitments due within one year include all deferred share unit awards ("DSU") to directors of the Company. These commitments are considered to be current because the timing of payments could be accelerated if a director retires, or in the event of a change of control. As of June 30, 2024, the only DSU commitments following director resignations that are known to exist within one year are approximately $2.1 million. Subsequent to quarter-end, $1.5 million of DSUs were paid to a former director of the Company.

The timing of the contingent payments to Gold Fields ($38.5 million) is based upon management's best estimate of when such payments will be required, according to the current life of mine plan.

The Company intends to utilize cash on hand and cash flow generated from operations to settle the above noted commitments when required to do so.

The Company has no off‐balance sheet arrangements.

7.2 Contingencies

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

7.3 Gold price hedging

The Company periodically enters into gold hedging arrangements to mitigate gold price risk during periods of planned elevated capital investment.

As of the date of this MD&A, the AGM has entered into ZCCs for 5,000 gold ounces per month for the remaining six months of 2024 with put strikes of $2,000/oz and call strikes between $2,325/oz to $2,435/oz. For the six months ended June 30, 2024, the Company realized a $3.1 million loss on its gold hedging arrangements.

In addition to the above, the AGM has entered into ZCCs for 5,000 gold ounces per month for all of 2025 (total of 60,000 gold ounces) with put strikes of $2,000/oz and call strikes ranging between $2,515/oz to $2,645/oz.

7.4 Cash flows

The following table provides a summary of the Company's cash flows for the three and six months ended June 30, 2024 and 2023:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	4,463	(1,377)	17,491	(1,920)
Investing activities	(10,947)	703	52,801	1,347
Financing activities	(850)	(31)	(1,787)	(62)
Impact of foreign exchange on cash and cash equivalents	(431)	35	(736)	27
(Decrease) increase in cash and cash equivalents	(7,765)	(670)	67,769	(608)
during the period
Cash and cash equivalents, beginning of period	130,804	56,173	55,270	56,111
Cash and cash equivalents, end of period	123,039	55,503	123,039	55,503

a)  Cash provided by (used in) operating activities

For the three and six months ended June 30, 2024, the Company generated cash flows from operations of $4.5 million and $17.5 million, respectively (three and six months ended June 30, 2023 - utilized cash flows in operations of $1.4 million and $1.9 million, respectively). The increase in cash generated from operating activities during both periods was driven by the Company consolidating the cash flows of the AGM from March 4, 2024.

b)  Cash provided by investing activities

During the three months ended June 30, 2024, the Company invested $12.4 million in additions to MPP&E and earned $1.4 million of interest on cash balances, compared to $0.7 million of interest earned on cash balances in Q2 2023. The increase in cash used in investing activities was driven by the Company consolidating the cash flows of the AGM from March 4, 2024.

During the six months ended June 30, 2024, the Company generated $52.8 million in cash flows from investing activities. Despite paying Gold Fields $65.0 million in cash in accordance with the Acquisition agreement, the Company acquired $112.5 million in cash from the JV entities and also received a $25.0 million preferred share distribution prior to closing of the Acquisition. The net impact of these transactions was a $72.5 million increase to the Company's consolidated cash balance. Partly offsetting these factors was $2.4 million in acquisition-related costs and $19.6 million of expenditures on MPP&E, which primarily related to site establishment and waste stripping at Abore, raising the height of the TSF, fabrication of two new CIL tanks and mineral resource conversion drilling at tenements with defined mineral reserves. The increase in cash provided by investing activities during 2024 was due to closing the Acquisition effective March 4, 2024.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

Refer to section 4.4.b for a discussion on capital expenditures at the AGM for the three and six months ended June 30, 2024.

c)  Cash used in financing activities

During the three and six months ended June 30, 2024, cash used in financing activities totalled $0.9 million and $1.8 million, respectively, and related primarily to mining and other service contractors lease payments. During Q2 2024, the Company also received $2.4 million in proceeds from stock option exercises.

The increase in cash used in financing activities was due to consolidating the cash flows of the AGM from March 4, 2024, partly offset by proceeds received on stock option exercises.

8. Non-IFRS measures

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

8.1 Operating cash costs and total cash costs per gold ounce

The Company has included the non-IFRS performance measures of operating cash costs and total cash costs per gold ounce sold on a by-product basis throughout this MD&A. The Company follows the recommendations of the Gold Institute Production Cost Standard (the "Gold Institute"). The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs and total cash costs per gold ounce sold to monitor the operating performance of the AGM. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Other companies may calculate operating cash costs and total cash costs per gold ounce sold differently.

The following table provides a reconciliation of operating and total cash costs per gold ounce sold of the AGM to production costs of the Company (the nearest IFRS measure) as presented in the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2024 and 2023.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Production costs as reported by the Company	30,293	33,319	52,455	68,261
Purchase price allocation adjustments	1,395	-	(7,831)	-
Unconsolidated production costs	-	-	20,810	-
Adjusted production costs of the AGM (100% basis)	31,688	33,319	65,434	68,261
Share-based compensation expense included in	-	152	-	142
production costs

By-product silver revenue	(167)	(87)	(294)	(194)
Total operating cash costs	31,521	33,384	65,140	68,209
Royalties	3,860	3,715	7,799	6,980
Total cash costs	35,381	37,099	72,939	75,189
Gold ounces sold	27,830	32,912	59,670	68,086
Operating cash costs per gold ounce sold ($/oz)	1,133	1,014	1,092	1,002
Total cash costs per gold ounce sold ($/oz)	1,271	1,127	1,222	1,104

Unconsolidated production costs presented in the table above relate to periods when the Company accounted for its interest in the AGM JV using the equity method. Refer to section 4.3 for production costs of the AGM JV for the periods presented.

8.2 AISC per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "AISC per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "AISC gold ounce", which is a non-IFRS performance measure. The Company believes that the AISC per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the AGM's performance and ability to generate cash flow. Other companies may calculate AISC per gold ounce sold differently.

AISC adjusts total cash costs for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs, sustaining capital expenditures and lease payments and interest expense on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs, reclamation cost accretion and lease payments and interest expense on lease agreements are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining costs exclude all expenditures at the AGM's new projects and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are generally not considered expansionary in nature as the stripping phase is expected to take less than 12 months and resulting ore production is of a short-term duration. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Lease payments on mining and service lease agreements represent cash outflows while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the Company's results as disclosed in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2024 and 2023.

All-in sustaining margin per ounce is calculated as the difference between the average realized gold price for the period and AISC per gold ounce sold.  All-in sustaining margin is calculated as all-in sustaining margin per ounce multiplied by the number of gold ounces sold during the period.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

The following table provides a reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM (the nearest IFRS measures) on a 100% basis, as presented in sections 4.3 and 4.4.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	35,381	37,099	72,939	75,189
General and administrative expenses[3]	727	719	1,433	1,435
Sustaining capital expenditures (see table below)	6,789	6,667	21,734	11,564
Sustaining capitalized stripping costs	1,305	-	1,305	-
Reclamation cost accretion for the AGM	680	606	1,344	1,117
Sustaining lease payments (see table below)	2,632	116	4,921	491
Interest on lease liabilities for the AGM	1,431	5	2,360	12
All-in sustaining cost	48,945	45,212	106,036	89,808
Gold ounces sold	27,830	32,912	59,670	68,086
All-in sustaining cost per gold ounce sold ($/oz)	1,759	1,374	1,777	1,319
Average realized price per gold ounce sold ($/oz)	2,292	1,944	2,166	1,896
All-in sustaining margin ($/oz)	533	570	389	577
All-in sustaining margin	14,833	18,760	23,212	39,286

3 Excluded from G&A costs of the AGM are $30 and $57 of share-based compensation expense for the three and six months ended June 30, 2024, respectively (six months ended June 30, 2023 - excludes $10 of share-based compensation expense).

For the three and six months ended June 30, 2024, the Company incurred corporate G&A expenses (excluding G&A of the AGM), net of the JV service fee, of $2.4 million and $3.7 million, respectively, which excludes share-based compensation expense, depreciation and severance payments totaling $3.5 million and $8.7 million, respectively (three and six months ended June 30, 2023 - G&A expenses, net of the JV service fee, of $0.8 million and $1.6 million, respectively, which excludes share‐based compensation expense and depreciation expense totaling $0.9 million and $2.6 million, respectively).

The Company's attributable gold ounces sold for the three and six months ended June 30, 2024 were 27,830 and 51,206, respectively (three and six months ended June 30, 2023 - 14,810 and 30,638 gold ounces respectively), resulting in additional AISC for the Company of $85/oz and $72/oz for the periods presented, respectively, in addition to the AGM's AISC presented in the above table (three and six months ended June 30, 2023 - $54/oz and $52/oz, respectively).

The following table reconciles sustaining capital expenditures to cash flows used in investing activities of the AGM (the nearest IFRS measure) on a 100% basis, as presented in section 4.4.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(in thousands of US dollars)	$	$	$	$
Cash used in investing activities - AGM	11,108	7,750	29,111	14,359
Less :
Sustaining capitalized stripping costs	(1,305)	-	(1,305)	-
Non-sustaining capital expenditures	(4,314)	(2,135)	(8,640)	(4,786)
Change in AP related to capital expenditures not	(9)	1	(9)	1
included in AISC

Interest earned on cash balances	1,309	1,051	2,577	1,990
Total sustaining capital expenditures	6,789	6,667	21,734	11,564

Refer to section "4.1(e) Total cash costs and AISC" for a discussion on non-sustaining capital expenditures.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

The following table reconciles sustaining lease payments to cash flows used in financing activities of the AGM basis (the nearest IFRS measure) on a 100%, as presented in section 4.4.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(in thousands of US dollars)	$	$	$	$
Cash used in financing activities - AGM	2,632	168	4,921	596
Less :
Fees paid on revolving credit facility	-	(52)	-	(105)
Total sustaining lease payments	2,632	116	4,921	491

8.3 Free Cash Flow of the AGM

The Company uses the financial measure Free Cash Flow, which is a non-IFRS financial measure, to supplement information in its consolidated annual financial statements ("Free Cash Flow"). Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the AGM's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is calculated as cash flows from operating activities of the AGM adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining and services contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities (the nearest IFRS measure) on a 100% basis, as presented in section 4.4.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(in thousands of US dollars)	$	$	$	$
Cash flows from operating activtities for the AGM	9,231	17,979	35,336	36,922
Cash flows used in investing activities for the AGM	(11,108)	(7,750)	(29,111)	(14,359)
Lease payments (capitalized leases) for the AGM	(2,632)	(116)	(4,921)	(491)
AGM Free Cash Flow for the period	(4,509)	10,113	1,304	22,072

8.4 EBITDA and Adjusted EBITDA

Earnings before interest, taxes, depreciation and amortization ("EBITDA") provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net (loss) income excluding interest expense, interest income, amortization and depletion and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV ("Adjusted EBITDA") for periods prior to the consolidation of its ownership. Other companies may calculate EBITDA and Adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the AGM to net income (the nearest IFRS measure) of the Company per the unaudited condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2024 and 2023.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(in thousands of US dollars)	$	$	$	$
Net income for the period	8,831	11,961	4,072	20,454
Add back (deduct):
Depreciation a nd depletion expense	4,712	36	7,728	72
Finance income	(1,434)	(3,133)	(3,940)	(6,149)
Finance expense	8,259	6	13,984	12
EBITDA for the period	20,368	8,870	21,844	14,389
Add back (deduct):
Adjustment for non-cash long-term incentive	191	278	579	517
plan compensation

Realized loss on gold hedges	(2,945)	-	(3,114)	-
Share of net income related to joint venture	-	(11,007)	(2,432)	(20,314)
Gain on derecognition of equity investment in	(118)	-	(1,416)	-
joint venture

Transaction costs	102	-	2,401	-
Galiano's attributable interest in JV Adjusted	-	11,493	3,243	21,782
EBITDA (below)

Adjusted EBITDA for the period	17,598	9,634	21,105	16,374

The following table reconciles the AGM's EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2024 and 2023 to the financial results of the AGM as disclosed in section 4.3. For the pre-acquisition period ended March 3, 2024, the Company's equity interest in the AGM was 45%.

Three months ended June 30, 2024 and 2023

	Three months ended June 30,
	2024	2023
(in thousands of US dollars)	$	$
Net income for the period - AGM	13,945	24,378
Add back (deduct):
Depreciation and depletion expense	5,344	2,626
Finance income	(1,311)	(1,058)
Finance expense	6,878	(289)
EBITDA for the period	24,856	25,657
Add back (deduct):
Transaction costs	-	-
Realized loss on gold hedges	(2,945)	-
Lease payments (capitalized leases)	(2,632)	(116)
Adjusted EBITDA for the period	19,279	25,541
Galiano's attributable interest in the AGM's Adjusted	-	11,493
EBITDA for the period

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

Six months ended June 30, 2024 and 2023

	Pre-acquisition	Post-acquisition
	Period from January	Period from March 4
	1 to March 3,	to June 30,	Six months ended June 30,
	2024	2024	2024	2023
(in thousands of US dollars)	$	$	$	$
Net income for the period - AGM	5,306	23,096	28,402	44,992
Add back (deduct):
Depreciation and depletion expense	2,463	7,302	9,765	4,955
Finance income	(984)	(1,599)	(2,583)	(1,997)
Finance expense	261	11,802	12,063	945
EBITDA for the period	7,046	40,601	47,647	48,895
Add back (deduct):
Transaction costs	1,180	-	1,180	-
Realized loss on gold hedges	-	(3,114)	(3,114)	-
Lease payments (capitalized lea ses)	(1,020)	(3,901)	(4,921)	(491)
Adjusted EBITDA for the period	7,206	33,586	40,792	48,404
Galiano's attributable interest in the AGM's Adjusted EBITDA for the period	3,243	-	3,243	21,782

8.5 Adjusted net income

The Company has included the non-IFRS performance measures of adjusted net income and adjusted net income per share throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net (loss) income to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to reflect the Company's ongoing operating performance. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of operations and the performance of the Company's core business. The following table provides a reconciliation of adjusted net income to net income (the nearest IFRS measure) of the Company per the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 and 2023. All adjustments are shown net of estimated tax.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
(in thousands of US dollars, except per share amounts)	$	$	$	$
Net income for the period	8,831	11,961	4,072	20,454
Realized purchase price adjustment on inventories	(1,551)	-	8,700	-
Gain on derecognition of equity investment in joint venture	(118)	-	(1,416)	-
Transaction costs	102	-	2,401	-
Adjusted net income for the period	7,264	11,961	13,757	20,454
Basic weighted average common shares outstanding	254,974,179	224,943,453	244,242,466	224,943,453
Diluted weighted average common shares outstanding	261,481,062	225,292,468	249,286,037	224,968,681
Adjusted net income per share - basic and diluted	$0.03	$0.05	$0.06	$0.09

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

9. Summary of outstanding share data

As of the date of this MD&A, there were 256,919,446 common shares of the Company issued and outstanding and 11,201,339 stock options outstanding (with exercise prices ranging between C$0.53 and C$2.20 per share). The fully diluted outstanding share count at the date of this MD&A is 268,120,785.

10. Related party transactions

As at June 30, 2024, the Company's related parties are its subsidiaries and key management personnel (being directors and executive officers of the Company). During the normal course of operations, the Company enters into transactions with its related parties. During the three and six months ended June 30, 2024, all related party transactions were in the normal course of business including compensation payments to key management personnel.

During the six months ended June 30, 2024, other than compensation paid to key management personnel, the only related party transactions were with the AGM in respect of the Company's service fee earned for being the operator of the AGM JV until March 3, 2024. For the six months ended June 30, 2024, the JV service fee was comprised of a gross service fee of $1.2 million less withholding taxes payable in Ghana of $0.2 million (three and six months ended June 30, 2023 - gross service fee of $1.7 million and $3.5 million, respectively, less withholding taxes of $0.3 million and $0.7 million, respectively).

11. Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions made in preparing the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 and 2023 are reasonable; however, actual results could differ from those estimates and assumptions and could impact future results of operations and cash flows. The Company's significant accounting judgements and estimates were presented in note 6 of the audited consolidated annual financial statements for the years ended December 31, 2023 and 2022.

Refer to note 3 of the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 and 2023 for disclosure of the significant judgements and estimates made by the Company with respect to the accounting for the Acquisition.

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted during the year

There were no new accounting standards effective January 1, 2024 that impacted the condensed consolidated interim financial statements.

(b) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of June 30, 2024:

IFRS 18

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, a new standard on presentation and disclosure in financial statements with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its 'operating profit or loss'. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is evaluating how IFRS 18 will impact the disclosures in its consolidated financial statements in future periods.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

12. Risks and uncertainties

12.1 Financial instruments and risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF for the year ended December 31, 2023, which can be found under the Company's SEDAR+ profile at www.sedarplus.ca, and the Company's most recently filed Form 40-F Annual Report for the year ended December 31, 2023, which can be found on EDGAR at www.sec.gov.

Management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF, nor has the Company's mitigation of those risks changed significantly during the six months ended June 30, 2024. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

a) Financial instruments

As at June 30, 2024, the Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, financial liabilities, long-term incentive plan liabilities, deferred and contingent consideration payable to Gold Fields and the Nkran Royalty. The Company classifies cash and cash equivalents and accounts receivable as financial assets measured at amortized cost, while accounts payable and accrued liabilities and deferred consideration are classified as other financial liabilities and measured at amortized cost. The long-term incentive plan liabilities, contingent consideration and Nkran Royalty are financial liabilities measured at fair value through profit or loss, and all fall within Level 3 of the fair value hierarchy. The ZCC gold hedging instruments are also recorded at fair value at the reporting date and fall within Level 2 of the fair value hierarchy. Refer to note 12 of the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 and 2023 for discussion on the significant assumptions made in determining the fair value of the deferred and contingent consideration and Nkran Royalty.

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 26(d) of the Company's unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 and 2023.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

As at June 30, 2024, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
As at June 30, 2024	$	$	$	$
Financial assets
Cash and cash equivalents	-	123,039	123,039	123,039
Accounts receivable	-	9,067	9,067	9,067
Value added tax receivables	-	10,376	10,376	10,376
Total financial assets	-	142,482	142,482	142,482

Financial liabilities
Accounts payable and accrued liabilities [4]	14,153	40,983	55,136	55,136
Lease liabilities	-	44,723	44,723	44,723
Deferred consideration	-	48,602	48,602	48,602
Contingent consideration	14,246	-	14,246	14,246
Nkran royalty	3,320	-	3,320	3,320
Other non-current liabilities	2,821	-	2,821	2,821
Total financial liabilities	34,540	134,308	168,848	168,848

4 Accounts payable includes the current portion of long-term incentive plan and gold hedge instrument liabilities , which are measured at fair value through profit or loss .

13. Internal control

13.1 Internal Control over Financial Reporting

Management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the six months ended June 30, 2024, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

13.2 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

14. Qualified Persons

The exploration information in this MD&A has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, refer to the Company's news release dated March 11, 2024 and filed on the Company's SEDAR+ profile at www.sedarplus.ca. All other scientific and technical information contained in this MD&A has been approved by Mr. Richard Miller, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman and Mr. Miller are "Qualified Persons" as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects.

15. Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the Company and the industry and markets in which the Company operates.  Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;
  the Company's operating plans for the AGM;
  the estimation of Mineral Reserves and Mineral Resources;
  the Company's plans to update a consolidated AGM Mineral Reserve Estimate and life of mine plan and timing thereof;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  the cost performance with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the meeting of working capital requirements, contractual obligations and other financial commitments as they fall due;
  the timing, costs and project economics associated with the Company's development plans for the AGM;
  estimates regarding the AGM's consumption of key reagents and consumables;
  any additional work programs to be undertaken by the Company;
  performance of stockpiled ore above management's forecast;
  timing of installation of a permanent secondary crushing circuit;
  timing of delivery of higher grade ore from the Abore pit;
  the Company's planned and future drilling programs, including at Abore, Adubiaso, Midras South, Gyagyatreso, Akoma and Sky Gold B, and timing thereof;
  timing of an investment decision on Nkran Cut 3;
  the ability of the AGM to maintain current inventory levels;
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  renewal of exploration licenses;
  hedging practices;
  currency exchange rate fluctuations;
  central bank interest rate forecast;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
  use of the IMF Loan, including the approval of a second tranche;
  estimate of a legal provision;
  requirements for additional capital;
  timing of expected cash distributions;
  operating cash flows;
  government regulation of mining operations;
  regulatory investigations, claims, lawsuits and other proceedings;
  environmental risks and remediation measures;
  advancement and implementation of the Company's sustainability program;
  preparation and timing of submission of report on measures taken by the Company to identify and address labour risks in its supply chain;
  timing of announcement and implementation of the SEC's ESG disclosure rules;
  climate-related and sustainability disclosure standards and obligations, including with respect to the CSDSs;
  changes to the Company's Board of Directors;
  changes in accounting policies and resulting impact on disclosures; and
  usefulness of certain non-IFRS measures.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The Company's actual future results or performance are subject to certain risks and uncertainties, including but not limited to:

  Mineral Reserve and Mineral Resource estimates may change and may prove to be inaccurate;
  metallurgical recoveries may not be economically viable;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  risks related to the expected benefits of the Acquisition;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  inflationary pressures and the effects thereof;
  the AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  risks related to artisanal and illegal mining activities at or near the AGM;
  the Company's mineral properties may experience a loss of ore due to illegal mining activities;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  outbreaks of infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Government of Ghana may increase the GSL, increasing the Company's expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  local community disruptions could adversely affect the Company's operations or planned development;
  recoveries may be lower in the future and have a negative impact on the Company's financial results;

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
  the lower recoveries may persist and be detrimental to the AGM and the Company;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Government of Ghana defaulting on local and international bonds;
  risks related to the Company's use of contractors;
  current, ongoing and future legal disputes and appeals from third parties may be successful, and the Company may be required to pay settlement costs or damages;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  the Company's shareholders may be subject to future dilution;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability;
  ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  future securities offerings issued pursuant to the Prospectus may not be successful depending on external market factors outside of the Company's control;
  risks related to information systems security threats;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  risks associated with changes in reporting standards;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and
  the risk factors described under the heading "Risk Factors" in the Company's AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
  the price of gold will not decline significantly or for a protracted period of time;
  the accuracy of the estimates and assumptions underlying Mineral Reserve and Mineral Resource estimates;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the Company in implementing its development strategies and achieving its business objectives;
  the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and
  the key personnel of the Company will continue their employment.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

15.2 Cautionary note for United States investors

All technical disclosure in this MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to domestic Unites States issuers.  The terms "mineral reserves", "proven mineral reserves", "probable mineral reserves", "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" used in this MD&A are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, as adopted by National Instrument 43-101, Standards of Disclosure for Mineral Projects. The Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the reserve and resource estimates under the standards adopted under the rule of the SEC applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding the AGM's mineral properties is not comparable to the disclosure of United States issuers subject to the SEC's mining disclosure requirements.